News Release

Alexco Announces Additional Bellekeno Project Results at Keno Hill:
Additional High Grade Zinc/Silver/Lead Intercepts Continue to Expand
Bellekeno East Zone

September 20, 2007 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, AMEX:AXU) ("Alexco") is pleased to announce additional results from its 2007 core drilling program at the Keno Hill Project, Yukon, being managed by NovaGold Resources Inc. (TSX, AMEX: NG). Continued drilling at the Bellekeno East Zone, located approximately 450 meters east of the historic silver dominated 99 Zone and adjacent Southwest Zone, intersected high grade zinc/silver/lead mineralization in several drill holes. This new drilling extends high-grade mineralization approximately 250 meters down plunge (southwest) from the Bellekeno East Zone as defined by historic drilling. The zone remains open along strike and down plunge.

Highlights

•	Assay results have been received for sixteen additional holes drilled in the Bellekeno East Zone, located in the southern part of the historic Keno Hill district. Results from these holes include:

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DDH K07-0092 which cut an interval grading: 33.41% zinc, 452 grams per tonne of silver (13.2 ounces per ton silver), 0.662 grams per tonne gold, and 3.15% lead or 80.6 ounces per ton silver equivalent over 3.25 meters from 331.42 to 334.67 meters.

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DDH K07-0095 which cut an interval grading: 43.42% zinc, 79 grams per tonne of silver (2.3 ounces per ton silver), 0.818 grams per tonne gold, and 0.22% lead or 85.5 ounces per ton silver equivalent over 1.59 meters from 399.50 to 401.09 meters.

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DDH K07-0096 which cut an interval grading: 10.31% zinc, 674 grams per tonne of silver (19.7 ounces per ton silver), 0.375 grams per tonne gold, and 12.92% lead or 54.2 ounces per ton silver equivalent over 1.52 meters from 275.73 to 277.25 meters.

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Additional drilling in the Bellekeno East Zone has intersected high-grade zinc-silver-lead mineralization extending the East Zone mineralization approximately 150 meters below the earlier 2007 Alexco intercepts (see news release July 23, 2007). In total, the 2007 Bellekeno deposit drill campaign has extended the East Zone mineralization approximately 250 meters down plunge from the initial 1995 drilling. The zone remains open along strike and down plunge. It is unclear whether the high zinc content of the East Zone represents zoning within the oreshoot or is a local variation in vein mineralogy given the relatively wide drill spacing. The overall silver dominated polymetallic nature of the Bellekeno vein system is typical of the Keno Hill district.

Estimated remaining measured and indicated historical resource in the Bellekeno mine project area comprises approximately 250,000 tons of 36.5 ounces per ton silver, 12.4% lead and 7.1% zinc in three mineralized zones (the Southwest, 99 and East Zones) over an 800 meter strike length (see explanation of historical resource below). The East Zone, as defined in the historic estimate, comprises approximately 25,000 tons of the historical resource with an average grade of 30.4 ounces per ton silver, 13.1% lead and 7.1% zinc.

Bellekeno East Expansion
The Bellekeno East drilling has expanded mineralization down plunge approximately 150 meters below mineralized intercepts encountered earlier in 2007 and approximately 250 meters down plunge of the initial drill

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intercepts encountered in 1995 (see schematic long section on the Alexco Resource Corp. website www.alexcoresource.com). The apparent plunge of mineralization (southwest) is similar to that associated with the high-grade silver dominated Southwest Zone and remains open at depth and along strike. The East Zone mineralization occurs below a major greenstone sill that has historically been interpreted to truncate Bellekeno mineralization at depth. This recent drilling confirms the presence of high-grade mineralization below this unit adding significant potential for discovery of down plunge extensions of mineralization related to the high grade 99 and Southwest zones. Further deep exploration of these zones will require underground access.

Assays from five of the sixteen recently completed holes drilled at Bellekeno East are summarized in Table 1.

Table 1: Summary of Additional Results from Bellekeno Project – East Zone

	From	To	Length	Ag	Ag	Au	Au	Pb	Zn	Ag eq*
Hole #	meters	meters	meters	g/tonne	oz/ton	g/tonne	oz/ton	%	%	oz/ton
K07-0076	112.70	115.56	2.86	333.8	9.7	0.019	<0.005	5.34	0.29	16.3
includes	112.70	113.85	1.15	788.9	23.0	0.040	<0.005	12.60	0.49	38.2
K07-0076	124.73	126.82	2.09	640.3	18.7	0.126	<0.005	0.38	4.68	28.1
includes	124.73	125.38	0.65	1905	55.6	0.340	0.010	1.07	12.25	80.4

K07-0079	55.82	56.12	0.30	99.9	2.9	0.020	<0.005	0.74	1.9	7.3
K07-0079	60.49	62.34	1.85	691.8	20.2	0.591	0.017	0.13	14.04	47.8
includes	61.31	62.22	0.91	1356.5	39.6	1.000	0.029	0.19	23.89	86.5

K07-0092	158.37	158.72	0.35	30.5	0.9	0.005	<0.005	0.35	0.35	1.9
K07-0092	232.05	234.70	2.65	31.29	0.9	0.043	<0.005	0.08	0.17	1.4
includes	234.20	234.70	0.50	87.4	2.5	0.01	<0.005	0.06	0.58	3.7
K07-0092	331.42	334.67	3.25	451.8	13.2	0.662	0.190	3.15	33.41	80.6

K07-0095	398.92	402.22	3.30	49.37	1.4	0.866	0.025	0.16	23.67	47.7
includes	399.50	401.09	1.59	79.33	2.3	0.818	0.024	0.22	43.42	85.5

K07-0096	275.73	277.25	1.52	673.68	19.7	0.375	0.011	12.92	10.31	54.2

* Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

The balance of the drill holes defined the faulted eastern extent of the East Zone and confirmed the southwesterly plunge of the East Zone mineralization. A composite table of all 2007 drill results released to date is available on the Alexco Resource Corporation website at www.alexcoresource.com. A plan section and long section showing the Southwest, 99 and East Zones, along with the 2007 completed drill holes, is also available for review on the Company’s website.

Bellekeno Resource Update

SRK Consulting has been retained to undertake a NI 43-101 compliant resource estimate for the past producing Bellekeno mine where United Keno Hill Mines Limited (“UKHM”) reported significant historical resources. Records indicate the Bellekeno mine produced 42,000 tons (38,102 tonnes) of ore averaging 42.6 ounces per ton of silver (1,461 grams per tonne silver) with approximately 11% lead and 7% zinc. Completion of the resource estimate is expected in the near future and together with current drilling will form the basis of a decision to proceed underground. An exploration and definition drilling program will then be continued from the new development headings.

In March 1997, estimated remaining resources at Bellekeno were published by Keno Hill mine staff (Table 2). Samples were collected by underground percussion drilling, core drilling and chip sampling, and silver assays (composites) were capped at 100 ounces of silver per ton (3,429 grams per tonne silver). Manual polygonal estimation methods were used and, where necessary, the veins were diluted to a minimum mining width of 5 feet (1.52 meters). These historical resources used the revised February 1996 CIM Mineral Resource/Reserve Classification reporting guidelines. Although believed to be relevant by Alexco management, these historical resources are not NI 43-101 compliant, should not be relied upon, and will be updated and verified by an independent qualified person in the upcoming SRK resource estimate.

Table 2: Estimated Remaining Historical Resources from the BELLEKENO Mine– Keno Hill Property

	Resource	Resource	Ag	Ag	Au	Au	Pb	Zn	Ag Eq*	Ag Eq*
Category	Tons	Tonnes	g/tonne	oz/ton	g/tonne	oz/ton	%	%	oz/ton	Moz

M & I	253,327	229,813	1,251	36.5	0.34	0.010	12.40	7.10	64.4	16.3
Inferred	37,950	34,427	789	23.0	0.34	0.010	6.00	4.00	37.9	1.4

* Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

Other Exploration Drilling - Update

Significant exploration potential remains in the Keno Hill Silver District which occupies an area of more than 220 square kilometers. Diamond drilling by Alexco over the past 14 months has tested the Bellekeno and Husky to Silver King corridor in some detail, whereas six other historic deposit areas have been subject to between one and three drill holes. More than 20 of the 35 past producing mines in the district remain to be evaluated through data compilation, review and diamond drill testing as warranted. Similarly, less than 5% of the potentially productive terrain in the district has been tested to date.

Drilling continues as planned in the Bellekeno historic mine area where two drills are currently testing select areas within the 99 and Southwest zones. The 2007 Bellekeno drill program is scheduled for completion in early October. An independent NI 43-101 technical analysis of the Bellekeno resource is on going, and prefeasibility/scoping studies are continuing.

Based on encouraging results from initial drilling at the nearby Onek historic mine area (see news release

September 6, 2007) a follow up drill program is underway to test strike and plunge extensions of the Onek mineralized structure.

The secondary focus on systematic drill testing of numerous other Keno Hill district silver targets continues as planned. Drilling has recently been initiated on the Lucky Queen prospect where high-grade silver mineralization (402 ounces per ton silver over 0.30 meters) was intersected during the 2006 Alexco drill campaign.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

The 2007 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Senior Project Geologist for NovaGold Resources and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"). A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to ALS Chemex Labs at Terrace, BC for preparation with fire assay and multi-element ICP analyses done at ALS Chemex Labs facility at North Vancouver, BC.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with a 19% equity interest is Alexco's largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.